SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                           __________

                           FORM 11-K

                         ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934.

For the fiscal year ended December 27, 1997
                               OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from _______ to _______

                 Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware
Corporation Retirement Savings Plan, 14901 South Orange Blossom
Trail, Orlando, Florida, 32837.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Tupperware
Corporation, 14901 South Orange Blossom Trail, Orlando, Florida,
32837.

                           SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 24, 1998          TUPPERWARE CORPORATION RETIREMENT
                              SAVINGS PLAN

                              By:  Thomas M. Roehlk, Chairman of
                                   Management Committee for Employee Benefits